FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Ltd. Announces another quarter of record results, dated January 28, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: January 28, 2008

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: Radware Ltd.  Announces another quarter of record results, dated January 28, 2008.

Dennis S. Dobson, Inc.

Dennis S. Dobson, CEO

Financial Public Relations

1522 Mill Plain Road

Fairfield, CT  06430

Global Financial Public Relations For Technology Companies

Telephone 203-255-7902

Fax 203-255-7961

 E-Mail Address-IR@radware.com

FOR IMMEDIATE RELEASE

Contact:

Meir Moshe, Chief Financial Officer, Radware Ltd.

011-972-3766-8610

Dennis S. Dobson, for Radware Ltd.

(203) 255-7902

RADWARE LTD. ANNOUNCES ANOTHER QUARTER OF

RECORD RESULTS

* Record quarterly revenues of $24.4 million

* Record annual revenues of $88.6 million

TEL AVIV, ISRAEL. January 28, 2008 — Radware (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, today reported yet another quarter of record revenues of $24.4 million for the fourth quarter of 2007. The results represent a sequential increase of 6% compared with revenues of $23.0 million for the third quarter of 2007 and an increase of 16% compared with revenues of $ 21.1 million for the fourth quarter of 2006.

Total revenues for 2007 were $88.6, an increase of 9% compared with revenues of 81.4 million in 2006.

Net loss on a GAAP basis for the fourth quarter of 2007 was $1.8 million or $0.09 per diluted share, compared to a net loss of $2.6 million or $0.14 per diluted share in the third quarter of 2007.

For comparative purposes, net loss for the fourth quarter of 2007, excluding the effects of stock-based compensation expense and amortization of intangible assets and acquisition related expenses, was $0.1 million or break-even diluted earnings per share, compared with a net loss of $1.2 million or $0.06 per diluted share in the third quarter of 2007 and net income of $1.1 million or $0.06 per diluted share in the fourth quarter of 2006.

Net loss on a GAAP basis for 2007 was $12.0 million or $0.62 per diluted share. Net loss excluding the effects of stock-based compensation expense, a one-time inventory write-off and amortization of intangible assets and acquisition related expenses for 2007 was $4.9 million or $0.25 per diluted share, compared with net income of $3.8 million or $0.19 per diluted share in 2006.

At the end of the fourth quarter the company’s overall cash position, including cash, short-term and long-term bank deposits and marketable securities totaled to an amount of $154.8 million.

“With yet another record of quarterly revenues we are confirming our position as a key global player in the application delivery market,” said Roy Zisapel, President & CEO of Radware. “With our strong product pipeline and continued innovation we are well positioned for continued growth in the coming year” he added.

During the quarter ended December 31, 2007, Radware released the following significant announcements:

-

Radware Unveils Industry First Behavioral Server Protections as Part of Its DefensePro Full Spectrum Protection Technology

-

Radware Named as Finalist in Info Security Products Guide Global Awards

-

Radware Delivers Inflight 3.0 With Key Innovative Features to Facilitate and Speed Deployment of Business-Smart Networks

-

Radware’s new AppXML Helps Customers Tackle Web Services and SOA Deployment Challenges

-

Radware Partners with Norkom Technologies to Help Online Business Fight Fraud and Identity Theft

-

Radware’s New Application Performance Monitoring Helps Companies Ensure Business-Critical SLAs

-

Radware Partners with MSPX to Bring  Next Generation Technology to the Public Sector

-

Industry Experts to Speak on Federal IT Security Trends at Executive Seminar - Hosted by MSPX, Enterasys and Radware

Company management will host a quarterly investor conference call at 8:45 AM EST on January 28, 2008. The call will focus on financial results for the quarter ended December 31, 2007, and certain other matters related to the Company’s business.

The conference call will be webcast on January 28, 2008 at 8:45 AM EST in the “listen only” mode via the Internet at:

http://www.radware.com/Company/InvestorRelations/default.aspx

Please use the following dial-in numbers to participate in the fourth quarter 2007 call:

Participants in the US call: Toll Free 1-888-428-4480

Participants outside of the US call: +1-612-332-0345

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for more than 5,000 enterprises and carriers worldwide. With APSolute™, Radware’s comprehensive and award-winning suite of intelligent front end, access, and security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business smart”. For more information, please visit www.radware.com.

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching and Network Security industry, changes in demand for Application Switching and Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Balance Sheets
(U.S. Dollars in Thousands)
	December 31, 2006	December 31, 2007
	(Audited)	(Audited)
Current assets
Cash and cash equivalents	25,324	70,547
Short-term marketable securities	115,051	71,327
Trade receivables, net	17,453	17,192
Other receivables and prepaid expenses	1,996	3,195
Inventories	6,892	5,428
	166,716	167,689
Long-term investments
Long-term bank deposit	9,602	10,236
Long-term marketable securities	14,154	2,735
Severance pay funds	2,907	3,940
	26,663	16,911

Property and equipment, net	9,253	12,217

Other assets
Intangible assets, net, long-term deferred taxes and other long-term assets	3,582	5,776
Goodwill	9,454	13,474
	13,036	19,250

Total assets	215,668	216,067

Current liabilities
Trade payables	6,956	7,537
Deferred revenues	15,712	18,395
Other payables and accrued expenses	6,642	8,043
	29,310	33,975

Accrued severance pay	3,944	5,379

Total liabilities	33,254	39,354

Shareholders’ equity
Share capital	478	482
Additional paid-in capital	170,110	176,024
Accumulated other comprehensive income (loss)	(242)	150
Treasury stock, at cost	(11,069)	(11,069)
Retained earnings	23,137	11,126
Total shareholders’ equity	182,414	176,713

Total liabilities and shareholders' equity	215,668	216,067

Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended December 31, 2006	For the Three months ended December 31, 2007	For the Year ended December 31, 2006	For the Year ended December 31, 2007
	(Audited)	(Audited)	(Audited)	(Audited)

Revenues	21,093	24,430	81,410	88,631
Cost of revenues	4,125	4,960	15,791	19,028
Gross profit	16,968	19,470	65,619	69,603
Operating expenses:
Research and development, net	4,961	6,342	17,659	23,515
Sales and marketing	12,319	15,124	50,128	57,977
General and administrative	1,545	1,888	6,178	7,114
Total operating expenses	18,825	23,354	73,965	88,606
Operating loss	(1,857)	(3,884)	(8,346)	(19,003)
Financial income, net	2,069	2,296	7,422	7,420
Income (loss) before income taxes	212	(1,588)	(924)	(11,583)
Income taxes	(102)	(191)	(356)	(428)
Net income (loss)	110	(1,779)	(1,280)	(12,011)

Basic net earnings (loss) per share	$0.01	$(0.09)	$(0.07)	$(0.62)
Weighted average number of shares used to compute basic net earnings (loss) per share	19,265,536	19,533,663	19,325,055	19,477,222

Diluted net earnings (loss) per share	$0.01	$(0.09)	$(0.07)	$(0.62)
Weighted average number of shares used to compute diluted net earnings (loss) per share	19,531,928	19,533,663	19,325,055	19,477,222

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended December 31, 2006	For the Three months ended December 31, 2007	For the Year ended December 31, 2006	For the Year ended December 31, 2007

GAAP Net income (loss)	110	(1,779)	(1,280)	(12,011)
Stock-based compensation expenses, included in:
Cost of revenues	2	20	63	81
Research and development, net	197	338	1,111	1,243
Sales and marketing	324	449	2,541	1,869
General and administrative	311	397	798	1,344
Income taxes	-	-	-	-
	834	1,204	4,513	4,537
Amortization of intangible assets and acquisition related expenses, included in:
Cost of revenues	74	196	296	599
Research and development, net	21	79	84	316
Sales and marketing	39	190	156	330
General and administrative	-	(8)	-	-
Income taxes	16	40	64	135
	150	497	600	1,380

One-time inventory write-off	-	-	-	1,200
Non-GAAP net income (loss)	1,094	(78)	3,833	(4,894)

Non-GAAP diluted net earnings (loss) per share	$0.06	$-	$0.19	$(0.25)
Weighted average number of shares used to compute Non-GAAP diluted net earnings (loss) per share	19,531,928	19,533,663	19,808,950	19,477,222